# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bilibili Inc., CIK 0001723690
CUSIP: G10970112, 090040106
Title of class of securities: Class Z Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 17TH FLOOR, BUILDING 3, GUOZHENG CENTER, NO. 485 ZHENGLI ROAD, YANGPU DISTRICT, SHANGHAI,, Cayman Islands (E9), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-18-011950
Filed by CIK 0001293451

## Reporting persons
- Tencent Mobility Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 29,011,651; shared voting power 0; sole dispositive power 29,011,651; shared dispositive power 0; aggregate amount beneficially owned 29,011,651 (8.6% of the class)
- Tencent Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 40,014,008; shared voting power 0; sole dispositive power 40,014,008; shared dispositive power 0; aggregate amount beneficially owned 40,014,008 (11.8% of the class)
  Comment: Tencent Holdings Limited beneficially owns (i) 10,954,357 Class Z Ordinary Shares held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 29,011,651 Class Z Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (iii) 48,000 Class Z Ordinary Shares held by China Literature Limited, a majority-owned subsidiary of Tencent Holdings Limited.

## Item 1. Issuer
Name of issuer: Bilibili Inc.
Address of issuer's principal executive offices: Building 3, Guozheng Center No. 485 Zhengli Road, Yangpu District Shanghai, 200433, the People's Republic of China

## Item 2. Person Filing
Name of person filing:
Tencent Mobility Limited
Tencent Holdings Limited
Address of principal business office or, if none, residence:
For both Tencent Mobility Limited and Tencent Holdings Limited:
29/F., Three Pacific Place
No. 1 Queen's Road East
Wanchai, Hong Kong
Citizenship:
Tencent Mobility Limited - Hong Kong
Tencent Holdings Limited -The Cayman Islands

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
See row 11 of the cover page of each reporting person. The foregoing calculation is based on 338,805,755 Class Z Ordinary Shares of the Issuer issued and outstanding (excluding 6,528,345 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Issuer's share incentive plans) as of June 30, 2026, as reported on the Issuer's current report on Form 6-K filed on July 8, 2026.

Tencent Holdings Limited may be deemed to beneficially own 40,014,008 Class Z Ordinary Shares, consisting of (i) 29,011,651 Class Z Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited (consisting of 28,291,841 Class Z Ordinary Shares held directly and 719,810 Class Z Ordinary Shares represented by American Depositary Shares, each ADS representing one Class Z Ordinary Share); (ii) 10,954,357 Class Z Ordinary Shares (represented by American Depositary Shares, each ADS representing one Class Z Ordinary Share) held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (iii) 48,000 Class Z Ordinary Shares held by China Literature Limited, a majority-owned subsidiary of Tencent Holdings.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tencent Mobility Ltd: /s/ Wang Sze Man, Name: Wang Sze Man Title: Director (08/14/2026)
- Tencent Holdings Ltd: /s/ Ma Huateng, Name: Ma Huateng Title: Director (08/14/2026)